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                              May 4, 2021

       Felipe MacLean
       President and Chief Executive Officer
       Clover Leaf Capital Corp.
       c/o Yntegra Capital Investments, LLC
       1450 Brickell Avenue, Suite 2520
       Miami, FL 33131

                                                        Re: Clover Leaf Capital
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed April 7, 2021
                                                            File No. 333-255111

       Dear Mr. MacLean:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. Please revise your Prospectus Summary to discuss the potential conflicts of interest arising from the
difference in price per share paid for founder shares and public shares and the fact that founder
shares and warrants will become worthless if you do not enter into a business combination.
Please also disclose in quantitative and qualitative terms how economic incentives
could result in substantial misalignment of interests where an initial business combination
does occur. For example, since your sponsor acquired an
                                                        approximately 19.8%
stake at a purchase price of $0.007 per share and the offering is for
                                                        $10.00 per unit, the
sponsor could make a substantial profit after the initial business combination even if
public investors experience substantial losses.
 Felipe MacLean
FirstName
Clover LeafLastNameFelipe
             Capital Corp. MacLean
Comapany
May  4, 2021NameClover Leaf Capital Corp.
May 4,
Page 2 2021 Page 2
FirstName LastName
2. In the first paragraph, you state you wish to pursue a transaction with businesses "in the cannabis industry that are compliant with applicable laws and regulations within the jurisdictions in which they are located or operate, and, in particular, [you] will not invest in, or consummate a business combination with, a target business that [you] determine has been operating, or whose business plan is to operate, in violation of U.S. federal laws, including the U.S. Controlled Substances Act." As cannabis is a
Schedule I Controlled
         Substance under the U.S. Controlled Substances Act, revise to specify the types of strategic partnerships you could seek that you believe will satisfy this requirement. To the extent you discuss hemp and hemp-derived cannabinoid products excluded from Schedule
         I of the CSA by the 2018 Farm Bill, be certain to address the applicable limitations and requirements related to these products.
The Cannabis Industry, page 2

3. We note your disclosure stating that the "new regulatory landscape of cannabis has created a new legalized industry for both the medical and recreational use of cannabinoid
         products." You also reference a    lack of federal regulation    and a
   public vs. private
         valuation disparity    in the cannabis industry. We note also your
disclosure under the
         heading "Attractive Fundamentals" citing market forecasts for "legal cannabis sales."
         Please revise this disclosure and similar statements throughout your prospectus to remove any implication that cannabis is unregulated at the federal level and to make it clear that cannabis is classified as a Schedule I drug under the CSA and that there are criminal penalties under the CSA.

         Additionally, to the extent you will consider entering into a business combination to market or develop products regulated by the U.S. Food and Drug Administration, revise to discuss the effects of FDA regulation on such business, including any requirement for
         FDA approval to market products, regulation of manufacturing and labeling, post-market approval and record keeping and the regulation of the advertising and promotion of such products. Also include the sanctions for non-compliance with FDA regulation.
The Offering
Manner of conducting redemptions, page 24

4. Please revise the beginning of section to make it clear that, to the extent the business combination is subject to a shareholder vote, shareholders are required to vote on the business combination transaction in order to exercise redemption rights.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Felipe MacLean
Clover Leaf Capital Corp.
May 4, 2021
Page 3

       You may contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Christine Westbrook at 202-551-5019 with any other questions.



                                                          Sincerely,
FirstName LastNameFelipe MacLean
                                                          Division of
Corporation Finance
Comapany NameClover Leaf Capital Corp.
                                                          Office of Life
Sciences
May 4, 2021 Page 3
cc:       Jessica S. Yuan, Esq.
FirstName LastName